UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



08030089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-66296

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING ____December 31, 2007____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emerson Equity, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Bovet Drive, Suite 725

OFFICIAL USE ONLY
FIRM ID NO.

(No. and Street)

San Mateo   **CA**   **94402**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini   **650-312-0200**

(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6ᵗʰ Floor   **San Francisco**   **CA**   **94105**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Emerson Equity, LLC**, as of **December 31, 2007**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
_____
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 21 day of Feb. 2008

_____
Notary Public

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Operations.
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(g)	Computation of Net Capital.
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐	(o)	Independent auditor's report on internal control required by SEC Rule 17a-5.
☒	(p)	Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

• ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERSON EQUITY, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2007



Independent Auditors' Report

To the Member
   Emerson Equity, LLC

We have audited the accompanying statement of financial condition of Emerson Equity, LLC as of December 31, 2007, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerson Equity, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
February 21, 2008

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   www.hlwcpa.com

EMERSON EQUITY, LLC
Statement of Financial Condition
<u>December 31, 2007</u>

Assets

Cash	$	74,741
Advances to registered representatives		10,954
Equipment, net		6,325
Total assets	$	92,020

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	4,876
Member's equity		87,144
Total liabilities and member's equity	$	92,020

See Accompanying Notes to Financial Statements

EMERSON EQUITY, LLC
Statement of Operations
Year Ended December 31, 2007

Revenues		
Commissions	$	527,708
Investment advisory fees		237,739
Interest		1,112
FINRA rebate		35,000
Total revenues		801,559
Expenses		
Commissions		514,949
General and administrative		51,438
Rent		38,826
Professional fees		29,679
Insurance		24,424
Depreciation		4,909
Total expenses		664,225
Net income	$	137,334

See Accompanying Notes to Financial Statements

EMERSON EQUITY, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2007

Member's equity, beginning of year	$	90,810
Contributions to member's equity		10,000
Distributions from member's equity		(151,000)
Net income		137,334
Member's equity, end of year	$	87,144

See Accompanying Notes to Financial Statements

EMERSON EQUITY, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:

Net income	$ 137,334

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation	4,909
Increase in advances to registered representatives	(142)
Decrease in accounts payable and accrued expenses	(11,225)
Total adjustments	(6,458)
Net cash provided by operating activities	130,876

Cash used in investing activities

Purchase of equipment	(3,615)

Cash flows from financing activities:

Contributions to members' equity	10,000
Distributions from members' equity	(151,000)
Net cash used by financing activities	(141,000)

Net decrease in cash	(13,739)
Cash, beginning of year	88,480
Cash, end of year	$ 74,741

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Emerson Equity, LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company also maintains cash and clearing deposits with its clearing organizations which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $19,601. Depreciation is computed under the straight-line method using estimated useful lives of 3 to 7 years.

Revenue Recognition

Commission revenue arising from securities transactions are recorded on a trade date basis. Investment advisory fees are recorded quarterly as earned, in accordance with the terms of the investment advisory contracts.

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in his income tax returns.

1. Business and Summary of Significant Accounting Policies (continued)

    Use of Estimates

    The process of preparing financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $69,865, which was $64,865 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0698 to 1.

3. Subsequent Event

    In February 2008, the Company distributed $10,000 to the managing member.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>EMERSON EQUITY, LLC</u>   as of <u>December 31, 2007</u>

1. Total ownership equity from Statement of Financial Condition..	$ 87,144	3480
2. Deduct ownership equity not allowable for Net Capital...	( )	3490
3. Total ownership equity qualified for Net Capital...	87,144	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............		3520
B. Other (deductions) or allowable credits (List)...		3525
5. Total capital and allowable subordinated liabilities...	87,144	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)........................	17,279	3540		
B. Secured demand note delinquency..........................		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges.................................		3610	(17,279)	3620

7. Other additions and/or allowable credits (List)..		3630
8. Net capital before haircuts on securities positions...	69,865	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments.............................		3660		
B. Subordinated securities borrowings..............................		3670		
C. Trading and investment securities:				
1. Exempted Securities...		3735		
2. Debt securities..		3733		
3. Options...		3730		
4. Other securities...		3734		
D. Undue Concentration..		3650		
E. Other (List)...		3736		3740

10. Net Capital...	$ 69,865	3750

OMIT PENNIES

Notes:
  Non allowable assets

Equipment, net	$	6,325
Advances to registered representatives		10,954
	$	17,279

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: __EMERSON EQUITY, LLC__   as of __December 31, 2007__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)..	$ 325	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	5,000	3760
14.	Excess net capital (line 10 less 13)..	64,865	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)..	$ 69,377	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition...			$ 4,876	3790
17.	Add:				
	A. Drafts for immediate credit..	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited...	$	3810		
	C. Other unrecorded amounts (List)...	$	3820		3830
19.	Total Aggregate indebtedness..			$ 4,876	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)...			6.98%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)..........................			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24.	Net capital requirement (greater of line 22 or 23)...		3760
25.	Excess capital (line 10 or 24)..		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000...		3920

NOTES:

    (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
        1.   Minimum dollar net capital requirement, or
        2.   6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
    (B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
    (C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EMERSON EQUITY, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2007

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EMERSON EQUITY, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2007

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

EMERSON EQUITY, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2007

1. Reconciliation of Computation of Net Capital to Respondent's Computation

   The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 69,865	$ 4,876	6.98 %
Computation per Schedule I	69,865	4,876	6.98 %
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

   The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Member
Emerson Equity, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Emerson Equity, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy + Weiland LLP

San Francisco, California
February 21, 2008


END